Exhibit 21.1

Subsidiaries of eGain

1.	eGain Communications Ltd. (UK)

2.	Exony Ltd. (UK)

3.	eGain Communications Pvt. Ltd. (India)

4.	eGain Communications SrL (Italy)

5.	eGain Communications (SA)

6.	eGain Deutschland GmbH (Germany)